SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

February 6, 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X              Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: February 6, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0157

Shares Outstanding: 26,164,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

February 6, 2004

APPROVED FOR TRADING ON CNQ

(CANADIAN TRADING AND QUOTATION SYSTEM INC.)

Vancouver, BC...Crystal Graphite Corporation (OTCBB:  CYTGF)...is pleased to announce that the common shares of the company have been approved for quotation on the Canadian Trading and Quotation System Inc. (CNQ) effective Monday February 9, 2004 market opening.  The shares will be quoted under the symbol (CYTG).  Market data and corporate information will be available on www.cnq.ca.

Crystal Graphite Corporation has completed the capital Phase One Expansion at its Koch Creek processing plant on 27 January 2004 and is now primarily producing high purity graphite at fuel cell type quality.  Also being produced are two by-products, which include high purity +50 mesh large flakes and a fine product of -150 mesh.  All products are dry and free of oils with use of its new dryer system which includes filter conveyors, squeeze processing, a rotary dryer, and an electric vertical hearth dryer.

The Phase One Expansion increases the production rate and productivity, and quality of its products.  Improvements have been made to the raw product storage and feed system, water recycling and quality, drying, screening and final product handling.

CGC personnel are presently targeting the production of 20 tonnes of high purity fuel cell type grade.followed with 20 tonnes of other products.

 Phase One can double its production by later adding a second shift.  Phase Two Expansion will be based on market demand although planning shall continue during Phase One.

About Crystal Graphite

Crystal Graphite has developed three high purity flake graphitic products (97% to 99.5% graphitic carbon).  These products are produced at the company's processing facility, using graphitic material from the company's Black Crystal deposit near Nelson, British Columbia.  One of the Company's target markets is the bi-polar plate manufacturing which is an integral component for the fuel cell industry.  Visit the Company's website: http://www.crystalgraphite.com or by contact the company via toll free 1-877-799-9935 or by email: gvanboeyen@crystalgraphite.com.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.